Exhibit 3.1
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
GUARANTY FINANCIAL GROUP INC.
(Pursuant to Sections 242, 245 and 303 of the Delaware General
Corporation Law of the State of Delaware)
     Guaranty Financial Group Inc. (the “Corporation”), a Corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:
First. The name of the Corporation is Guaranty Financial Group Inc. The original certificate of incorporation of the Corporation was filed with the office of the Secretary of State of the State of Delaware (the “Secretary of State”) on May 28, 1986 under the name of Temple-Inland Financial Services Inc. An amended and restated certificate of incorporation of the Corporation was filed with the office of the Secretary of State on December 11, 2007 (the “Amended and Restated Certificate”).
Second. The authorization for the making of this Second Amended and Restated Certificate of Incorporation (this “Second Amended and Restated Certificate”) is contained in that certain Confirmation Order, entered May 11, 2011, of the United States Bankruptcy Court for the District of Delaware, which has jurisdiction over the reorganization proceedings of the Corporation pursuant to Chapter 11 of Title 11 of the United States Code, confirming the Corporation’s Second Amended Joint Plan of Liquidation for Guaranty Financial Group, et al., Under Chapter 11 of the United States Bankruptcy Code in the case styled In re Guaranty Financial Group Inc., et al., (Jointly Administered under Case No. 09-35582-bjh), and all agreements validly entered into in connection therewith (collectively, the “Plan”).
Third. This Second Amended and Restated Certificate restates and integrates and further amends the Amended and Restated Certificate as heretofore amended or supplemented.
Fourth. The text of the Amended and Restated Certificate is hereby amended and restated in its entirety as follows:
ARTICLE I
     The name of the Corporation is Guaranty Financial Group Inc.
ARTICLE II
     The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the city of Wilmington, County of New Castle. The name of the Corporation’s registered agent at such address is Corporation Service Company.
ARTICLE III
     The nature of the business of the Corporation and the objects and purposes proposed to be transacted, promoted and carried on by it are to engage in any lawful act or activity as may be required to implement the purpose and intent of or as may be authorized under the Plan, as the same may be amended from time to time, and any lawful act or activity reasonably incidental thereto.

ARTICLE IV
1. Authorized Number of Shares. The total number of shares of stock that the Corporation shall have the authority to issue is one share, consisting of one share of common stock, par value $0.01 per share (the “Common Stock”), ownership of which shall be limited to the Liquidation Trustee (as such term is described in the Plan).
2. Uncertificated Common Stock. The Common Stock may be represented by uncertificated stock to the extent permitted by the DGCL. The rights and obligations of a holder of Common Stock represented by certificates and the rights and obligations of a holder of uncertificated Common Stock shall be identical.
3. Prohibition on Issuance of Nonvoting Equity Securities. Notwithstanding the foregoing provisions of this Article IV, the Corporation shall not issue nonvoting shares or warrants, rights or options to acquire nonvoting shares of the Corporation to the extent prohibited by Section 1123(a)(6) of Title 11 of the United States Code (the “Bankruptcy Code”); provided, however, that this Section IV.3 shall: (i) have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (ii) shall have such force and effect only for so long as such Section is in effect and applicable to the Corporation; and (iii) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect.
ARTICLE V
     Except as may otherwise be expressly agreed by the Corporation, holders of Common Stock shall have no preemptive rights to purchase stock of the Corporation or securities convertible into or carrying a right to subscribe for or acquire stock of the Corporation.
ARTICLE VI
     The business and affairs of the Corporation shall be managed by or under the authority of the Board of Directors of the Corporation (the “Board”), which shall consist of one director. The name and address of the person who shall serve as director following confirmation of the Plan by the United States Bankruptcy Court for the District of Delaware for a term expiring at the next annual shareholders’ meeting following such confirmation and until a successor is elected and qualified (or until such person’s earlier resignation or removal) is Kenneth L. Tepper, designee pursuant to the Plan and Liquidation Trust Agreement, for the purpose of acting as initial trustee of the Liquidation Trust, located at Kildare Capital, Inc., 555 E. Lancaster Ave., Suite 540, Radnor, PA 19087, Attn: Kenneth L. Tepper, Esq.
ARTICLE VII
     In furtherance and not in limitation of the powers conferred upon it by law, the Board is expressly authorized to adopt, repeal, alter or amend the Bylaws of the Corporation. In addition to any requirements of law and any other provision of this Second Amended and Restated Certificate or any resolution or resolutions of the Board adopted pursuant to this Second Amended and Restated Certificate, the Bylaws of the Corporation may be adopted, repealed, altered or amended by the stockholders of the Corporation at a special meeting called for that purpose.
ARTICLE VIII
     This Second Amended and Restated Certificate of the Corporation may be amended, modified or repealed and new provisions adopted as permitted by law.

ARTICLE IX
     The members of the Board shall not be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. Notwithstanding the foregoing sentence, the Board shall be liable to the extent provided by applicable law (i) for breach of the duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) pursuant to Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article IX shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.”
Fifth. This Second Amended and Restated Certificate is being executed by the undersigned office of the Corporation pursuant to Section 303 of the DGCL.

     IN WITNESS WHEREOF, the Corporation has caused this Second Amended and Restated Certificate of Incorporation to be signed this 11th day of May, 2011.

GUARANTY FINANCIAL GROUP INC.:
By:	/s/ Dennis Faulkner
	Name:	Dennis Faulkner
	Title:	Chief Restructuring Officer

Signature Page to Second Amended and Restated
Certificate of Incorporation